EXHIBIT 11  --  PROFORMA COMPARISON
                     OLD KENT FINANCIAL CORPORATION
EARNINGS PER SHARE CALCULATIONS - PRIMARY AND FULLY DILUTED

                                               Three Months Ended March 31
                                                   1 9 9 7        1 9 9 6
P R I M A R Y
NET INCOME.....................................   $41,004,000    $39,234,000
Deduct dividends on preferred stock............       -  0  -        -  0  -
INCOME FOR PRIMARY E.P.S. CALCULATION..........   $41,004,000    $39,234,000
Average common shares outstanding..............    45,802,768     47,546,303
Common stock equivalents.......................       308,134        365,873
SHARES FOR PRIMARY E.P.S. CALCULATION..........    46,110,902     47,912,175
PRIMARY E.P.S..................................         $0.89          $0.82
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        EXHIBIT 27 - FINANCIAL DATA SCHEDULE